

Mail Stop 4720

April 25, 2018

Richard Wohl
General Counsel
CVB Financial Corp.
701 N. Haven Avenue, Suite 350
Ontario, CA 91764

 Re: CVB Financial Corp.
 Registration Statement on Form S-4
 Filed April 17, 2018
 File No. 333-224311

Dear Mr. Wohl:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Erin Purnell, Staff Attorney, at (202) 551-3454 with any questions.

 Sincerely,

 /s/ Era Anagnosti

 Era Anagnosti
 Acting Assistant Director
 Office of Financial Services

cc: Ben Chung, Esq.